United States securities and exchange commission logo





                             January 22, 2021

       Mary Jane Raymond
       Chief Financial Officer and Treasurer
       II-VI INC
       375 Saxonburg Blvd
       Saxonburg, PA 16056

                                                        Re: II-VI INC
                                                            Form 10-K for the
Fiscal Year ended June 30, 2020
                                                            File No. 001-39375

       Dear Ms. Raymond:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended June 30, 2020

       Item 8. Financial Statements and Supplementary Data
       Note 5. Revenues from Cotnracts with Customers, page 76

   1. We note that you disaggregated your revenues by Commercial and US Government which is further
disaggregated by Direct Ship Parts and Services. Please explain how reporting revenue in this way
provides information about how the nature, amount, timing, and uncertainty of revenue
and cash flows are affected by economic factors. In this regard, we note that in your
investor presentations and earnings calls, you discuss your business in terms of certain end
markets such as communications, semi-cap, and life sciences, as well as product categories
such as your 3D sensing operations. Please tell us how you
                                                        considered the guidance
in ASC 606-10-50-5 and ASC 606-10-55-89 through 91 when
                                                        determining the
appropriate categories to use to disaggregate revenue.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Mary Jane Raymond
II-VI INC
January 22, 2021
Page 2

absence of action by the staff.

      You may contact Jeanne Baker, Staff Accountant, at 202-551-3691or Terence O'Brien,
Branch Chief, at 202-551-3355 with any questions.



FirstName LastNameMary Jane Raymond                     Sincerely,
Comapany NameII-VI INC
                                                        Division of Corporation
Finance
January 22, 2021 Page 2                                 Office of Life Sciences
FirstName LastName